UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

December 5, 2003

James H. Becht
Corporate Secretary and
Associate General Counsel
Deere & Company
Law Department
One John Deere Place
Moline, IL 61265

Re: Deere & Company
Incoming letter dated October 14, 2003

Dear Mr. Becht:

This is in response to your letter dated October 14, 2003 concerning the shareholder proposal submitted to Deere by Melroy Buhr. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Melroy Buhr
13727 Howard Avenue
Elma, IA 50628

JOHN DEERE

Deere & Company
Law Department
One John Deere Place, Moline, IL 61265 USA
Phone: 309-765-5574
Fax (309) 749-0085 or (309) 765-5892
Email: BechtJamesH@JohnDeere.com

James H. Becht
Corporate Secretary and
Associate General Counsel

14 October 2003

VIA OVERNIGHT COURIER

Filing Desk
U.S. Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

Re: Deere & Company Commission File 1-4121
Rule 14a-8(j) Shareholder Proposal Exclusion Notice

Dear Madam or Sir:

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934 (the "Act"), Deere & Company (the "Company") hereby notifies the Commission that it intends to exclude from the proxy statement for the annual meeting of shareholders to be held on February 25, 2004 the attached shareholder proposal from Mr. Melroy Buhr. The proposal is being excluded on the basis that the proponent has not continuously held at least $2,000 of the Company's voting stock for at least one year by the date the proposal was submitted as required by Rule 14a-8(b)(1) of the Act.

The proposal and Company records indicate that the proponent holds one share of Company common stock which has an approximate market value of $57. Pursuant to Rule 14a-8(f) the proponent was notified of the deficiency and given at least 14 days to respond. A copy of the notice that Mr. Buhr received on September 22, 2003 is attached. Mr. Buhr failed to respond to the notice.

Please find enclosed six copies of this letter and the proposal. By copy of this letter, Mr. Buhr is being notified that, for the reasons discussed above, the Company intends to omit the proposal and supporting statement from its proxy materials. For the foregoing reasons, we request that the Commission confirm that it will not recommend any enforcement action if the Company omits the proposal and supporting statement from its proxy materials.

If you have any questions please call me at 309-765-5574.

Sincerely,

James H Becht
James H. Becht

JHB/trs

Enclosures

c: Melroy Buhr

bc: J. R. Jenkins w/att.
R. W. Lane w/att.

o:\securits\deere\proxystmt\proxy2004\2003 secexclusnltr.doc

September 12, 2003

Secretary of the Company
Deere & Company
One John Deere Place
Moline, Illinois 61265

Re: Stockholder proposal

Dear Corporate Secretary,

The proposal submitted shall be: Deere & Company will discontinue dividends, reduce retirees compensation by 25% and make all workers and retirees pay 40% for their health care.

Financial advisors are concerned about the erosion of equity of Deere & Company. These measure are needed to return stability to the Company.

Melroy Buhr
13727 Howard Avenue
Elma, Iowa 50628

1 share of common stock
I have a material intrest to the financial future of Deere & Company. I have a defective Deere machine that Deere has not resolved yet. Resolution of this problem will do little good if Deere is financial insolvent.

Signed: Melroy Buhr

Date: September 13, 2003

JOHN DEERE

Deere & Company
Law Department
One John Deere Place, Moline, IL 61265 USA
Phone: 309-765-5574
Fax (309) 749-0085 or (309) 765-5892
Email: BechtJamesH@JohnDeere.com

James H. Becht
Corporate Secretary and
Associate General Counsel

19 September 2003

Mr. Melroy Buhr
13727 Howard Avenue
Elma, Iowa 50628

Dear Mr. Buhr:

On September 18, 2003 we received your shareholder proposal, a copy of which is enclosed. We thank you for your interest as a stockholder. We note that your proposal indicates you own one share of Deere & Company common stock. Securities and Exchange Commission rules (14a-8(b)(1)) require that in order to be eligible to submit a proposal for the proxy statement you must have continuously held at least $2,000 in market value of the company's common stock for at least one year prior to the submission date. You must also provide a written statement that you will continue to hold such stock through the date of the stockholders meeting.

In order to establish your eligibility, please provide a written statement from your bank or broker verifying that you have continuously held at least $2,000 in market value of Deere & Company $1 par common stock for at least one year prior to September 18, 2003. Also include your written statement that you intend to continue ownership of such shares through the date of the company's annual meeting.

Under SEC rules, your response must be postmarked no later than 14 days from the date you received this letter. Please do note that our determination that you have not yet proved your eligibility to submit a proposal does not prejudice in any way our right to exclude your proposal on other grounds should you establish your eligibility within the 14-day period referred to above.

Very truly yours,

James H. Becht

James H. Becht

Enclosure

o:\securits\deere\proxystmt\proxy2004\buhrproposalltr.doc

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 5, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Deere & Company
Incoming letter dated October 14, 2003

The proposal relates to dividends, retiree compensation, and health care.

There appears to be some basis for your view that Deere may exclude the proposal under rule 14a-8(f). We note that that the proponent appears not to have responded to Deere's request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Deere omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Grace K. Lee
Special Counsel